



KJ 4/26/02

02006366

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

(A)

SEC FILE NUMBER
8- 53074

SEC MAIL PROCESSING RECEIVED APR 2 2 2002 WASHINGTON D.C. 164 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Accredited Equities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

801 Brickell Avenue - Suite 900
(No. and Street)

Miami,	Florida	33139
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven H. Kanzer 305-789-6692
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weinberg & Company, P.A., CPA's
(Name — *if individual, state last, first, middle name*)

6100 Glades Road, Suite 314,	Boca Raton,	FL	33434
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 0 2 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

KH

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven H. Kanzer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Accredited Equities, Inc., as of December 31, ~~19~~ XX 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

Oreste Innocenti, Jr.
Commission # CC 819082
Expires Mar. 18, 2003
Bonded Thru
Atlantic Bonding Co., Inc.

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors Report on Internal Controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACCREDITED EQUITIES, INC.
(A DEVELOPMENT STAGE COMPANY)
FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2001

ACCREDITED EQUITIES, INC.
(A DEVELOPMENT STAGE COMPANY)

CONTENTS




WEINBERG & COMPANY, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of:
Accredited Equities, Inc.
(A Development Stage Company)

We have audited the accompanying balance sheet of Accredited Equities, Inc. (a development stage company) as of December 31, 2001 and the related statements of operations, changes in stockholders' equity and cash flows for the year ended December 31, 2001 and for the periods from November 6, 2000 (inception) to December 31, 2000 and from inception through December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Accredited Equities, Inc. (a development stage company) as of December 31, 2001, and the results of its operations and its cash flows for the year ended December 31, 2001 and for the periods from November 6, 2000 (inception) to December 31, 2000 and 2001, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company has incurred accumulated losses from operations of $63,748 and has an accumulated negative cash flow from operating activities of $56,061 that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Weinberg & Company, P.A.
WEINBERG & COMPANY, P.A.

Boca Raton, Florida
January 31, 2002

Town Executive Center
6100 Glades Road • Suite 314
Boca Raton, Florida 33434
Telephone: (561) 487-5765 • Facsimile: (561) 487-5766

Watt Plaza
1875 Century Park East • Suite 600
Los Angeles, California 90067
Telephone: (310) 407-5450 • Facsimile: (310) 407-5451

Website: www.cpaweinberg.com
American Institute of CPA's\Division for CPA Firms SEC Practice Section

ACCREDITED EQUITIES, INC.
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEET
AS OF DECEMBER 31, 2001

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	17,065
Prepaid expenses		1,000
Total Current Assets		18,065
PROPERTY AND EQUIPMENT - NET		5,604
TOTAL ASSETS	$	23,669

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts payable and accrued expenses	$	62
TOTAL LIABILITIES		62
STOCKHOLDERS' EQUITY		
Common stock, $.01 par value, 100 shares authorized, 50 issued and outstanding		1
Additional paid-in capital		87,354
Accumulated deficit during development stage		(63,748)
TOTAL STOCKHOLDERS' EQUITY		23,607
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	23,669



See accompanying notes to financial statements.

ACCREDITED EQUITIES, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF OPERATIONS

	For the Year Ended December 31, 2001	For The Period From November 6, 2000 (Inception) to December 31, 2000	For The Period From November 6, 2000 (Inception) to December 31, 2001
INCOME	-	$ -	$ -
OPERATING EXPENSES			
Consulting	20,070	7,224	27,294
General and administrative	31,870	4,584	36,454
Total Operating Expenses	51,940	11,808	63,748
NET LOSS	$ (51,940)	$ (11,808)	$ (63,748)



See accompanying notes to financial statements.

ACCREDITED EQUITIES, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE PERIOD FROM NOVEMBER 6, 2000 (INCEPTION) TO DECEMBER 31, 2001

	Common Stock		Additional	Deficit Accumulated During	
	Shares	Amount	Paid-In Capital	Development Stage	Total
Common stock issued for cash	50	$ 1	$ -	$ -	$ 1
Contribution of capital	-	-	27,223	-	27,223
Net loss for the year ended December 31, 2000	-	-	-	(11,808)	(11,808)
Balance at December 31, 2000	50	1	27,223	(11,808)	15,416
Contribution of capital	-	-	60,131	-	60,131
Net loss for the year ended December 31, 2001	-	-	-	(51,940)	(51,940)
BALANCE AT DECEMBER 31, 2001	50	$ 1	$ 87,354	$ (63,748)	$ 23,607



See accompanying notes to financial statements.

ACCREDITED EQUITIES, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF CASH FLOWS

	For the Year Ended December 31, 2001	For The Period From November 6, 2000 (Inception) to December 31, 2000	For The Period From November 6, 2000 (Inception) to December 31, 2001
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net loss	$ (51,940)	$ (11,808)	$ (63,748)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation	1,401	-	1,401
Expenses paid by stockholder	-	7,224	7,224
Changes in operating assets and liabilities:			
Increase in:			
Prepaid expenses	(1,000)	-	(1,000)
Accounts payable and accrued expenses	62	-	62
Net Cash Used In Operating Activities	(51,477)	(4,584)	(56,061)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of equipment	-	(7,005)	(7,005)
Net Cash Provided By Investing Activities	-	(7,005)	(7,005)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Contributed capital	60,131	19,999	80,130
Proceeds from issuance of common stock	-	1	1
Net Cash Provided By Financing Activities	60,131	20,000	80,131
NET INCREASE IN CASH	8,654	8,411	17,065
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	8,411	-	-
CASH AND CASH EQUIVALENTS - END OF PERIOD	17,065	8,411	$ 17,065



See accompanying notes to financial statements.

ACCREDITED EQUITIES, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2001

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) Organization and Description of Business

Accredited Equities, Inc. (a development stage company) (the "Company") was incorporated in Delaware on November 6, 2000. The Company is a start-up broker/dealer, which was formed for the purpose of registering as an NASD broker/dealer. In 2001, the Company reached an agreement with NASD to engage only in the business set forth as follows:

"The firm will engage in the business of structuring private placements of both debt and equity securities, on the client's behalf and act as a merger and acquisitions consultant on a fee for service basis" (See Note 1(F)).

The Company is also required to maintain a minimum net capital requirement of $6,000 and will not hold customer funds or safe-keep customer securities.

(B) Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported period. Actual results could differ from those estimates.

(C) Cash and Cash Equivalents

For purposes of the cash flow statements, the Company considers all highly liquid investments purchased with original maturities of three months or less at time of purchase to be cash equivalents.

(D) Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is provided using an accelerated method over the estimated useful lives of the assets which is five years.

(E) Income Taxes

The Company accounts for income taxes under the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109. "Accounting for Income Taxes" (Statement No. 109). Under Statement No. 109, deferred tax assets and liabilities are



recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. There were no current or deferred income tax expenses or benefits due to the Company not having any material operations for the year ended December 31, 2001. As of December 31, 2001, the Company has a potential deferred tax asset of approximately $21,700, which has been fully reserved, arising from net operating losses aggregating $63,700.

(F) Revenue Recognition

The Company recognizes revenues when it bills fees to clients for the services it performs which are discussed in Note 1(A).

(G) Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" requires disclosures of information about the fair value of certain financial instruments for which it is practicable to estimate the value. For purposes of this disclosure, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties other than in a forced sale or liquidation.

The carrying amount of the Company's financial instruments, including accounts payable and accrued liabilities approximates fair value due to the relatively short period to maturity for these instruments.

(H) Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash and cash equivalents.

(I) New Accounting Pronouncements

The Financial Accounting Standards Board has recently issued several new Statements of Financial Accounting Standards. Statement No. 141, "Business Combinations" supersedes APB Opinion 16 and various related pronouncements. Pursuant to the new guidance in Statement No. 141, all business combinations must be accounted for under the purchase

method of accounting; the pooling-of -interests method is no longer permitted. SFAS 141 also establishes new rules concerning the recognition of goodwill and other intangible assets arising in a purchase business combination and requires disclosure of more information concerning a business combination in the period in which it is completed. This statement is generally effective for business combinations initiated on or after July 1, 2001.

Statement No. 142, "Goodwill and Other Intangible Assets" supercedes APB Opinion 17 and related interpretations. Statement No. 142 establishes new rules on accounting for the acquisition of intangible assets not acquired in a business combination and the manner in which goodwill and all other intangibles should be accounted for subsequent to their initial recognition in a business combination accounted for under SFAS No. 141. Under SFAS No. 142, intangible assets should be recorded at fair value. Intangible assets with finite useful lives should be amortized over such period and those with indefinite lives should not be amortized. All intangible assets being amortized as well as those that are not, are both subject to review for potential impairment under SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". SFAS No. 142 also requires that goodwill arising in a business combination should not be amortized but is subject to impairment testing at the reporting unit level to which the goodwill was assigned to at the date of the business combination.

SFAS No. 142 is effective for fiscal years beginning after December 15, 2001 and must be applied as of the beginning of such year to all goodwill and other intangible assets that have already been recorded in the balance sheet as of the first day in which SFAS No. 142 is initially applied, regardless of when such assets were acquired. Goodwill acquired in a business combination whose acquisition date is on or after July 1, 2001, should not be amortized, but should be reviewed for impairment pursuant to SFAS No. 121, even though SFAS No. 142 has not yet been adopted. However, previously acquired goodwill should continue to be amortized until SFAS No. 142 is first adopted.

Statement No. 143 "Accounting for Asset Retirement Obligations" establishes standards for the initial measurement and subsequent accounting for obligations associated with the sale, abandonment, or other type of disposal of long-lived tangible assets arising from the acquisition, construction, or development and/or normal operation of such assets. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002, with earlier application encouraged.

The future adoption of these pronouncements will not have a material effect on the Company's financial position or results of operations.



ACCREDITED EQUITIES, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2001

NOTE 2 EQUIPMENT

Property and equipment consists of the following as of December 31, 2001:

Computer equipment	$	7,005
Less: Accumulated depreciation		1,401
	$	5,604

Depreciation expense, included in general and administrative expenses, for the year ended December 31, 2001 was $1,401.

NOTE 3 RELATED PARTY TRANSACTIONS

On January 31, 2001, the Company entered into an office services agreement with a related party. The agreement provided for office services to be rendered on a month to month basis. The agreement was terminated on December 31, 2001 at which time the Company entered into another agreement with a different related party (See Note 6).

NOTE 4 COMMITMENTS AND CONTINGENCIES

(A) Consulting Agreement

On November 22, 2000, the Company entered into a consulting agreement with an independent consulting organization whereby the Company will be provided with advice regarding management consulting, business consulting and strategic planning service relating to registration issues with regulatory agencies. The Company has charged to operations $20,070 in consulting fees under this agreement for the year ended December 31, 2001.

(B) Operating Lease Agreement

The Company leases an automobile under an operating lease. The lease expires on November 28, 2003. Future minimum lease payments for the operating lease as of December 31, 2001 are as follows:

Year		
2002	$	5,092
2003		4,244
	$	9,336



Rent expense under the operating lease for the periods ended December 31, 2001 and 2000 aggregated $5,092 and $424, respectively.

NOTE 5 GOING CONCERN

As reflected in the accompanying financial statements, the Company has had accumulated losses of $63,748 and an accumulated negative cash flow from operating activities of $56,061 since inception. Since inception the Company has not generated any revenues because it has not yet implemented its business plan. The ability of the Company to continue as a going concern is dependent on the Company's ability to raise additional capital and implement its business plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

The Company intends to implement its business plan and marketing plan consisting primarily of referral and prospecting efforts through new and referred customers. Management believes that actions presently being taken provide the opportunity for the Company to continue as a going concern.

NOTE 6 SUBSEQUENT EVENTS

Office Services Agreement

On January 1, 2002 the Company entered into an office services agreement with a related party. This agreement provides for office services to be rendered on a month to month basis.




WEINBERG & COMPANY, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors of:
Accredited Equities, Inc.

We have audited the accompanying balance sheet of Accredited Equities, Inc. for the year ended December 31, 2001 and have issued a report thereon dated January 31, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Weinberg & Company, PA
WEINBERG & COMPANY, P.A.

Boca Raton, Florida
January 31, 2002

Town Executive Center
6100 Glades Road • Suite 314
Boca Raton, Florida 33434
Telephone: (561) 487-5765 • Facsimile: (561) 487-5766

Watt Plaza
1875 Century Park East • Suite 600
Los Angeles, California 90067
Telephone: (310) 407-5450 • Facsimile: (310) 407-5451

Website: www.cpaweinberg.com
American Institute of CPA's Division for CPA Firms SEC Practice Section

ACCREDITED EQUITIES, INC.
SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001

Computation of Net Capital		
Shareholders' Equity:	$	23,607
Less: Non-allowable assets		6,604
Add: Subordinated loans		-
Tentative Net Capital		17,003
Haircuts on securities inventory		-
Net Capital		17,003
Computation of Aggregate Indebtedness		
Accounts payable and accrued expenses		62
Total Aggregate Indebtedness		62
Computation of Required Minimum Net Capital		
Calculation of Required Capital (the greater of):		
Regulatory minimum or		5,000
Calculated minimum (aggregate indebtedness @ 6.67%)		4
Required Capital		5,000
Net in Excess of Requirement		12,003
Ratio of aggregate indebtedness to net capital		.01 to 1
Percentage of aggregate indebtedness to net capital		1%
Net Capital as reported in December 31, 2001 Form X-17A-5, Part IIA (unaudited) FOCUS report	$	17,065
Increase in year end payables		62
Net Capital, Per Above	$	17,003



See independent auditors' report on supplementary information.



Board of Directors
Accredited Equities, Inc.

In planning and performing our audit of the financial statements of Accredited Equities, Inc. (the "Company"), for the year ended December 31, 2001, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of net capital under rule 17a-3(a)(11).

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded property to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed on the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to risk that hey may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amount that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weakness as defined above.

Town Executive Center
6100 Glades Road • Suite 314
Boca Raton, Florida 33434
Telephone: (561) 487-5765 • Facsimile: (561) 487-5766

Watt Plaza
1875 Century Park East • Suite 600
Los Angeles, California 90067
Telephone: (310) 407-5450 • Facsimile: (310) 407-5451

Website: www.cpaweinberg.com

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

Weinberg & Company, P.A.

WEINBERG & COMPANY, P.A.

Boca Raton, Florida
January 31, 2002

